SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                            SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                       (Amendment No.  )*


                        Auto Data Network, Inc.
               -----------------------------------------
                           (Name of Issuer)


                      Common Stock, $0.001 par value
               -----------------------------------------
                      (Title of Class of Securities)


                             05270Q104
                -----------------------------------------
                            (CUSIP Number)


                           February 7, 2007
                -----------------------------------------
          (Date of Event Which Requires Filing of this Statement)


         Filed on February 13, 2007 for the Purpose of Converting
                      Form 13D to 13G Filing Status


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [x] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  CUSIP No. 05270Q104


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Rho Capital Partners, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            2,598,853 Shares

      6     SHARED VOTING POWER

            0 Shares


      7     SOLE DISPOSITIVE POWER

            2,598,853 Shares


      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,598,853 Shares



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.6%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO/IA

                                  CUSIP No. 05270Q104


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Rho Management Trust I


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            2,598,853 Shares

      6     SHARED VOTING POWER

            0 Shares


      7     SOLE DISPOSITIVE POWER

            2,598,853 Shares


      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,598,853 Shares



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.6%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO/IA

                                  CUSIP No. 05270Q104


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Joshua Ruch


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of South Africa


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            2,598,853 Shares


      7     SOLE DISPOSITIVE POWER

            0 Shares


      8     SHARED DISPOSITIVE POWER

            2,598,853 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,598,853 Shares



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.6%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

                                 CUSIP No. 05270Q104


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Habib Kairouz


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER

          0 Shares

     6    SHARED VOTING POWER

          2,598,853 Shares

     7    SOLE DISPOSITIVE POWER

          0 Shares

     8    SHARED DISPOSITIVE POWER

          2,598,853 Shares

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,598,853 Shares


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.6%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

                                 CUSIP No. 05270Q104


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Mark Leschly


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Kingdom of Denmark


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER

          0 Shares

     6    SHARED VOTING POWER

          2,598,853 Shares

     7    SOLE DISPOSITIVE POWER

          0 Shares

     8    SHARED DISPOSITIVE POWER

          2,598,853 Shares

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,598,853 Shares


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.6%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

      This statement on Schedule 13G relates to the Common Stock, par value $0.001 per share (the "Shares"), of Auto Data Network, Inc. (the "Issuer") beneficially owned by Rho Capital Partners, Inc., Rho Management Trust I, Joshua Ruch, Habib Kairouz and Mark Leschly, as follows below. This statement is filed for the purpose of converting the statement filed previously by the reporting persons on Schedule 13D to a statement on Schedule 13G.


      Item 1(a) Name of issuer: Auto Data Network, Inc., a Delaware corporation (the "Company").

      Item 1(b) Address of issuer's principal executive offices: 712 Fifth Avenue, 19th Floor, New York, New York 10019.



      Item 2.      Identity of Persons Filing.

      (a) This Statement is being filed by Rho Capital Partners, Inc. ("Rho"), a New York corporation, and its shareholders Joshua Ruch, Habib Kairouz and Mark Leschly, and Rho Management Trust I ("Trust I"), a New York grantor trust. Rho has investment authority over a number of investment vehicles, and in such capacity may be deemed to exercise investment and voting control over Shares registered in the names of such vehicles, including Trust I, the registered owner of the Shares reported hereby. Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to have shared authority over the Shares reported by Rho herein.

      (b)-(c) Rho is a New York corporation, with its address at 152 West 57th Street, 23rd Floor, New York, New York 10019.

      Rho Management Trust I is a New York grantor trust, with its address at 152 West 57th Street, 23rd Floor, New York, New York 10019.

      Mr. Ruch is a citizen of the Republic of South Africa, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.

      Mr. Kairouz is a citizen of Canada, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.

      Mr. Leschly is a citizen of the Kingdom of Denmark, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.

      (d)     Title of class of securities: Common Stock

      (e)   CUSIP No.:  05270Q104



      Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

         (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

         (d) [ ] Investment company registered under section 8 of the Investment Company Act.

         (e) [ ] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (I) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]



      Item 4.  Ownership

      See cover page for each reporting person.

      As the ultimate holder of voting and investment authority over the Shares owned by its investment advisory clients, Rho may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 2,598,853 Shares reported by Trust I hereby, constituting 4.6% of the approximately 56,962,700 Shares of Issuer Common Stock outstanding as of January 17, 2007 (based on information provided by the Issuer).

     As stockholders of Rho, Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to share investment and voting control over the Shares reported herein by Rho. Accordingly, each of Messrs. Ruch, Kairouz and Leschly may be deemed to be the beneficial owner of the 2,598,853 Shares reported by Rho hereunder, constituting 4.6% of the approximately 56,962,700 Shares of Issuer Common Stock outstanding as of January 17, 2007 (based on information provided by the Issuer).

     Other than Shares in which they have a pecuniary interest, each of Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the Shares reported by this Statement.


      Item 5.  Ownership of 5 Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:      [ ]



      Items 6.  Ownership of More than 5 Percent on Behalf of Another Person.

      Not applicable.



      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not applicable.



      Item 8.  Identification and Classification of Members of the Group.


      Not applicable.



      Item 9.  Notice of Dissolution of Group.


      Not applicable.



      Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2007.



RHO CAPITAL PARTNERS, INC.


By: /s/ Jeffrey I. Martin
   -------------------------------------
   Jeffrey I. Martin, Authorized Signer


RHO MANAGEMENT TRUST I
By: RHO CAPITAL PARTNERS, INC.
    as Investment Advisor


By: /s/ Jeffrey I. Martin
   -------------------------------------
   Jeffrey I. Martin, Authorized Signer



JOSHUA RUCH


/s/ Jeffrey I. Martin
   -------------------------------------
   Jeffrey I. Martin, Authorized Signer


HABIB KAIROUZ


/s/ Jeffrey I. Martin
   -------------------------------------
   Jeffrey I. Martin, Authorized Signer


MARK LESCHLY


/s/ Jeffrey I. Martin
   -------------------------------------
   Jeffrey I. Martin, Authorized Signer